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SEC FILE NUMBER
0-12943

CUSIP NUMBER
232674507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Cypress Bioscience, Inc.

Full Name of Registrant

Former Name if Applicable

4350 Executive Drive, Suite 325

Address of Principal Executive Office (Street and Number)
San Diego, California 92121

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As of March 15, 2010, the Company was still performing an impairment analysis of goodwill allocated to its personalized medicine services reporting unit. As a result, the Company will not be able, without unreasonable effort or expense, to file its Form 10-K for the fiscal year ended December 31, 2009, on March 16, 2010. The Company intends to file the Form 10-K within the fifteen day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Sabrina M. Johnson	(858)	452-2323
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company assesses goodwill annually in the fourth quarter of each year and whenever events or changes in circumstances indicate the potential for impairment. As of March 15, 2010, the Company was still performing an impairment analysis relating to its personalized medicine services reporting unit. Based on the Company’s initial impairment assessment, the carrying value of the personalized medicine services reporting unit exceeds it fair value, indicating that the assigned goodwill may be impaired. However, because the Company has not completed the second step of its annual goodwill impairment assessment, it cannot provide an estimate of the non-cash goodwill impairment charge that it will likely record in the quarter ended December 31, 2009.

Cypress Bioscience, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2010	By	/s/ Sabrina M. Johnson

Sabrina M. Johnson
Executive Vice President, Chief Operating Officer and Chief Financial Officer